Shift Caffeine LLC
Statement of Cash Flows
January - December 2020

	Total
OPERATING ACTIVITIES	
Net Income	24,472.83
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-648.00
Vehicle Loan	29,969.60
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 29,321.60
Net cash provided by operating activities	$ 53,794.43
INVESTING ACTIVITIES	
Mercedes LT Vehicle	-31,743.44
Net cash provided by investing activities	-$ 31,743.44
FINANCING ACTIVITIES	
Owner's Capital	4,833.46
Net cash provided by financing activities	$ 4,833.46
Net cash increase for period	$ 26,884.45
Cash at beginning of period	0.32
Cash at end of period	$ 26,884.77

Wednesday, Mar 10, 2021 03:41:51 PM GMT-8